Filed Pursuant to Rule 424(b)(3)
Registration No. 333-155597

PROSPECTUS

Centra Financial Holdings, Inc.
990 Elmer Prince Drive
P.O. Box 656
Morgantown, West Virginia 26507-0656
(304) 598-2000

1,000,000 Shares of Common Stock

DIVIDEND REINVESTMENT PLAN

We are offering to our shareholders of record the opportunity to purchase shares of Centra Financial Holdings, Inc. common stock through our Dividend Reinvestment and Stock Purchase Plan. If you elect to participate in the Plan, you may have the following investment options:

•	Full Dividend Reinvestment — Under this option, the Plan Agent reinvests all cash dividends on all shares of Centra Common Stock registered in the shareholder’s name and on all shares credited to the shareholder’s account under the Plan and permits the shareholder to make optional cash payments for the purchase of additional shares in accordance with the Plan.

•	Partial Dividend Reinvestment — Under this option, the shareholder directs the Plan Agent to reinvest the cash dividends on less than all of the shares of Centra Common Stock registered in the shareholder’s name. Shareholders selecting this option must specify the number of shares of stock on which he, she or it would like to reinvest dividends. Cash dividends on the remaining shares will be paid in accordance with Centra’s normal practices. Dividends on all shares held in the Plan must be reinvested.

•	Optional Cash Payments Only — Under this option, the shareholder directs the Plan Agent to purchase additional shares in accordance with the Plan, without reinvesting dividends on those shares held by a shareholder. The dividends on all shares held in the Plan will be reinvested.

To participate in the Plan, you must complete, sign and mail an enrollment form to Registrar and Transfer Company, Dividend Reinvestment Department, P.O. Box 664, Cranford, NJ 07016. Shareholders who do not wish to participate in the Plan will continue to receive checks for their cash dividends, as declared.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of Centra Financial Holdings, Inc. common stock are not savings accounts, deposits or other bank obligations, and neither the FDIC nor any other governmental agency insures these securities.

The date of this Prospectus is November 21, 2008.

No person may give any information or make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer made hereunder. Prospective investors may only rely on the information contained in this Prospectus. This Prospectus is neither an offer to sell nor a solicitation of an offer to buy securities by anyone in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus is correct only as of the date of this Prospectus, regardless of the time of the delivery of this Prospectus or any sale of these securities.

About This Prospectus

This document is called a prospectus and is part of a registration statement that we filed with the SEC relating to the shares of our common stock offered in connection with our Dividend Reinvestment and Stock Purchase Plan. This prospectus does not include all of the information in the registration statement and provides you with a general description of the securities offered and the Plan. The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us, the Plan and the securities offered. The registration statement can be read at the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

When acquiring any securities discussed in this prospectus, you should rely only on the information provided in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the securities in any state or jurisdiction where the offer is prohibited. You should not assume that the information in this prospectus or any document incorporated by reference is truthful or complete at any date other than the date mentioned on the cover page of these documents.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “we,” “us,” “our” or similar references means Centra Financial Holdings, Inc., and its subsidiaries, and all references in this prospectus to “stock,” “common stock,” “our stock” or “your stock” refer to our common stock.

Centra Financial Holdings, Inc.

Centra Financial Holdings, Inc., or Centra, was formed on October 25, 1999, as a bank holding company. Centra Bank, Inc., or the bank or Centra Bank, was formed on September 27, 1999, and chartered under the laws of the State of West Virginia. The bank commenced operations on February 14, 2000. During the first quarter of 2001, Centra Financial formed two second-tier holding companies (Centra Financial Corporation — Morgantown, Inc. and Centra Financial Corporation — Martinsburg, Inc.). During the first quarter of 2007, Centra formed two additional second-tier holding companies (Centra Financial Corporation — Uniontown, Inc. and Centra Financial Corporation — Hagerstown, Inc.). These four entities were formed to manage the banking operations of Centra Bank, the sole bank subsidiary, in those markets.

Centra operates offices in the Suncrest, Waterfront, Cheat Lake, Westover and Sabraton areas of Monongalia county, West Virginia; the North Martinsburg, Martinsburg, South Berkeley and Spring Mills areas of Berkeley County, West Virginia; the Uniontown, South Uniontown,Smithfield, and Point Marion areas of Fayette County, Pennsylvania; and the Hagerstown and North Hagerstown areas of Washington County, Maryland.

Centra’s business activities are currently confined to a single segment, which is community banking. As a community banking entity, Centra offers its customers a full range of products through various delivery channels. Such products and services include checking accounts, NOW accounts, money market and savings accounts, time certificates of deposit, commercial, installment, commercial real estate and residential real estate mortgage loans, debit cards, and safe deposit rental facilities. Centra also offers travelers checks and official checks. Services are provided through our walk-in offices, automated teller machines (“ATMs”), seven automobile drive-in facilities, banking by phone and Internet-based banking. Additionally, Centra offers a full line of investment products through an unaffiliated registered broker-dealer.

Description of the Plan

Provided below is a description of our Dividend Reinvestment and Stock Purchase Plan, which was adopted by Centra’s Board of Directors on October 22, 2008.

Purpose

1.	What is the Purpose of the Plan?

The purpose of the Plan is to provide shareholders of record of our common stock with a convenient and economical opportunity to reinvest some or all of their cash dividends and make optional cash payments to purchase additional shares of common stock, without payment of any brokerage commission or Plan charge.

At our discretion, we can direct Registrar and Transfer Company (the “Plan Agent”) to purchase the additional shares directly from us, using either originally issued or treasury shares, or we can direct the Plan Agent to purchase the additional shares in the open market. If we issue new shares of stock or treasury shares instead of purchasing shares in the open market, we will receive new equity capital funds which we will use for general corporate purposes.

Advantages and Disadvantages

2.	What are the Advantages and Disadvantages of the Plan?

You may automatically reinvest some or all of the cash dividends on your shares of common stock in additional shares of Centra. You are not required to pay any brokerage commissions or Plan charges in connection with your purchases under the Plan. The Plan permits fractional shares, as well as whole shares, to be credited to your account. You can avoid the inconvenience and expense of safekeeping certificates for shares credited to your account under the Plan because Registrar and Transfer Company will do so for you. The Plan Agent also offers safekeeping of other registered shares of our common stock in addition to the shares credited to your account under the Plan. You will receive statements reflecting all current activity in your account, which will simplify your record keeping.

You will be treated as having received dividend income on the dividend payment date for federal income tax purposes; such dividend will generally give rise to a tax liability even though no cash was actually paid to you. If you sell any shares of common stock held in your Plan account through the Plan Agent, you will not be able to direct the time or price at which the Plan Agent arranges for your sale, and the price of the common stock may go down before the sale is made.

Administration

3.	Who Administers the Plan?

Registrar and Transfer Company will administer the Plan, keep records, send you statements of account and perform other duties relating to the Plan. The Plan Agent will hold in safekeeping certificates for shares purchased for you under the Plan until termination of your participation in the Plan or until the Plan Agent receives your request for withdrawal of a portion of your shares. Centra and the Plan Agent may adopt such procedures as we, in our sole discretion, deem reasonable to facilitate administration of the Plan to ensure compliance with any regulatory changes. The Plan Agent also acts as Transfer Agent for our stock.

Participation

4.	Who is Eligible to Participate?

If you are a holder of record of Centra stock, you are eligible to participate in the Plan. If you do not wish to participate in the Plan, you will receive cash dividends, as declared and paid, by check, wire transfer, or other payment mechanisms.

If you are a beneficial owner who has Centra common stock registered in a name other than your own (for instance, in the name of a broker or nominee), and you would like to participate in the Plan, you must either make appropriate arrangements for your broker, nominee or other registered holder to participate in the Plan, or you must become a shareholder of record by having at least one share transferred into your own name.

5.	How Do I Participate?

If you are a holder of record of our common stock, you may join the Plan at any time by completing, signing and mailing an enrollment form to the Plan Agent. The enrollment form and a return envelope is provided for this purpose. An enrollment form may also be obtained either by:

•	Calling the Plan Agent toll free at 1-800-368-5948; or

•	Sending a written request to the Plan Agent in the manner indicated in response to Question 6.

If the Plan Agent receives a completed enrollment form at least five business days but not more than thirty business days prior to any record date for a dividend payment, you will be accepted into the Plan and your dividends will be reinvested for that dividend payment date. If the Plan Agent receives the signed enrollment form after such date, you may not be eligible to participate in the Plan for the dividend at that date, but your participation in the Plan will commence with the following dividend payment date. Dividend payment dates ordinarily are the first business day of January, April, July and October. Record dates ordinarily are 15 business days prior to a dividend payment date.

The Plan does not represent a change in Centra’s dividend policy or a guarantee of future dividends. The payment of dividends will always be subject to the discretion of our Board of Directors and will depend upon earnings, financial requirements, governmental regulations and other factors.

6.	Where Should I Direct Correspondence Regarding the Plan?

All correspondence concerning the Plan should be addressed to:

Registrar and Transfer Company
Dividend Reinvestment Department
P.O. Box 664
Cranford, NJ 07016

You may also contact Registrar and Transfer Company by phone as follows:

Telephone: 1-800-368-5948

Between 8:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday.

If you are sending certificates in for safekeeping, send the certificates along with a letter of instruction to the address listed above. We recommend you use Registered Mail.

Any notice, statement, or report which is required or permitted to be given to you by Centra or the Plan Agent will be in writing and deemed to be made when mailed to you at the most recent address provided by you to the Plan Agent.

7.	What Does the Enrollment Form Provide?

The Enrollment Form appoints and authorizes the Plan Agent to reinvest all or a portion of your cash dividends on shares of stock registered in your name. Please note that cash dividends on whole and fractional shares held in the Plan are automatically reinvested regardless of which investment option is selected.

The Enrollment Form enables you to purchase additional shares of Centra common stock by choosing one of the following investment options:

•	Full Dividend Reinvestment — Directs the Plan Agent to reinvest the cash dividends on all shares of Centra common stock registered in your name and on all shares credited to your account under the Plan, and permits you to make optional cash payments for the purchase of additional shares in accordance with the Plan.

•	Partial Dividend Reinvestment — Directs the Plan Agent to reinvest the cash dividends on less than all of the shares of Centra common stock registered in your name. If you select this option, you must specify the number of shares of stock on which you would like to reinvest your dividends. You will be sent a check for the dividends on the remaining shares registered in your name. The dividends on all stock held in the Plan will be reinvested.

•	Optional Cash Payments Only — Directs the Plan Agent to purchase additional shares in accordance with the Plan, without reinvesting dividends on those shares held by a shareholder. The dividends on all shares held in the Plan will be reinvested.

The Plan Agent will apply the cash dividends to the purchase of additional common stock.

8.	May Additional Cash Amounts be Contributed to the Plan to Purchase Shares of Centra Stock?

Yes, you may send cash to the Plan Agent for investment in additional shares of Common Stock. The Plan Agent should receive optional cash purchases, at least five (5) business days but not more than thirty (30) business days prior to an investment date. Funds not received within this time frame will be returned to you without interest. Optional cash payments will only be invested once per quarter. You may make an optional cash purchase as follows:

•	Optional cash payments may be made by sending a personal check, drawn from a U.S. bank in U.S. currency payable to Registrar and Transfer Company with the Enrollment Form;

•	At any time after you join the Plan through the use of the detachable stub, which will be attached to each statement of account you receive; or

•	If you have a checking or savings account with a qualified financial institution, by using funds automatically withdrawn from your account via the Automated Clearing House System.

You may not make any single optional cash payment of less than Fifty Dollars ($50.00) or aggregate optional payments that exceed Forty-Five Thousand Dollars ($45,000.00) during any calendar quarter. Amounts less than Fifty Dollars ($50.00) singly or in excess of Forty-Five Thousand Dollars ($45,000.00) for the quarter will be refunded to you without interest. For purposes of determining the Forty-Five Thousand Dollar ($45,000.00) limitation, all Plan accounts deemed by us to be under common control or management will be aggregated.

If you participate in the Plan by optional cash only, we will continue to pay you cash dividends, if any, on shares registered in your name, and the Plan Agent will apply any optional cash payments received from you to purchase shares of Common Stock. The Plan Agent will continue to reinvest the dividends on shares held in the Plan.

You have no obligation to make any optional cash payments.

If the Plan Agent does not receive a payment because of insufficient funds or incorrect draft information, the requested purchase will be deemed void, and the Plan Agent will immediately remove from your account any shares purchased in anticipation of receiving such funds. If the net proceeds from the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Agent may sell additional shares from your account as necessary to satisfy the uncollected balance.

In addition, a “Returned Funds” fee of Twenty Five Dollars ($25.00) will be charged. The Plan Agent may place a hold on your account until the “Returned Funds” fee is received from you, or may sell shares from your account to satisfy any uncollected amounts.

If you wish to have monies automatically withdrawn from your checking or savings account to purchase stock, you must fill out the necessary information on the Enrollment Form and enclose a blank deposit slip for a savings account or voided check for a checking account. We will make withdrawals from your account on the fifth (5th) business day preceding an investment date each quarter until you indicate that you wish for withdrawals to cease. Your election to discontinue withdrawals must be received at least 15 days before an investment date.

9.	How May I Change Options Under the Plan?

You may change investment options by contacting the Plan Agent. If you choose to contact the Plan Agent by telephone, the toll free telephone number is 1-800-368-5948. If you prefer to contact the Plan Agent in writing you must complete, sign and mail a new Enrollment Form to the Plan Agent. Any such change must be received by the

Plan Agent at least five business days prior to any record date in order to ensure that your option is changed for that dividend payment (see also Question 7).

Purchases

10.	How Are Shares of Common Stock Acquired Under the Plan?

The Plan Agent uses reinvested dividends to acquire shares of common stock for you. We may, at our discretion, direct the Plan Agent to (1) purchase treasury shares or newly issued shares from us, or (2) purchase shares in open-market transactions.

Our common stock is not currently listed on any market.

11.	When Will Shares Be Purchased Under the Plan?

Purchases of common stock made with reinvested dividends or using optional cash purchases will be made each quarter during the 30-day period beginning with the dividend payment date, or the Investment Date. All optional cash payments must be received at least five business days but not more than thirty business days prior to the Investment Date, with purchases made on a quarterly basis. If declared, dividends normally are paid on the first business day of each quarter (i.e., first of January, April, July and October). If dividends cannot be invested during this period, such funds will be forwarded to you. You will not be paid interest on such funds forwarded to you. The first reinvestment of your cash dividends will coincide with the dividend payment date following the Plan Agent’s timely receipt of your completed enrollment form in the manner indicated in response to Question 5.

12.	What Will Be the Price of Shares Purchased Under the Plan?

At our sole discretion, stock purchased under the Plan may be purchased through open market purchases or as “original issue” stock directly from Centra’s authorized and unissued stock. If the dividend reinvestment shares are acquired through open market purchases, the price per share will be the weighted average cost of all market transactions with reinvested dividends during that investment period. If we direct the Plan Agent to purchase newly issued or treasury shares with your dividends for reinvestment, the price per share will be the fair market value of a share of common stock to be determined by an independent third party consulting firm on a quarterly basis. Because Centra’s stock does not trade on an exchange or over-the-counter, it has retained an independent third party consulting firm to provide a quarterly valuation of its stock for the Plan. This valuation will be based primarily on the stock trading multiples of a group of comparable banks. As no other bank is exactly similar to Centra, choosing a comparable group is a very subjective process. Comparable banks will be chosen based on having performance, financial characteristics and geography similar to Centra; however, because of Centra’s location and size there are a very limited number of comparable banks. Thus, it will be necessary to include comparable banks from a reasonably wide geographic area with varying levels of assets and stock liquidity. The primary determination of value will be based on the price times earnings and/or price as a percent of tangible book value, as appropriate, with other methods of valuation, such as but not limited to, price as a percent of assets, discounted cash flows, known trades, previous stock offerings and conversations with executive management, used as secondary sources.

Please note that you will not be able to instruct the Plan Agent to purchase shares at a specific time or at a specific price.

13.	How Many Shares Will Be Purchased for Me?

Your account will be credited with the number of shares (including fractional shares) equal to the total amount to be invested, divided by the applicable purchase price per share.

14.	Will I Incur any Expenses in Connection with Purchases Under the Plan?

No. We will pay any brokerage fees, service charges, or other fees incurred on any purchases under the Plan. Such payments will not be included in your per share purchase price, but will be deemed to be income for tax purposes (see Question 29). However, if you request the Plan Agent to sell your shares, you will pay brokerage commissions and sales fees.

Reports to Participants

15.	What Kind of Reports Will Be Sent To Me?

After each purchase, the stock acquired for your account will be credited as soon as practicable to your account and you will be furnished with a statement of your holdings. The statements are a cumulative record of current activity plus the cost of purchases. You should retain all statements for tax purposes. If you request a reconstruction of your Plan transactions, you must reimburse the Plan Agent for its costs in assembling such data if still available. The Plan Agent will not retain such records indefinitely.

In addition, you will receive future prospectuses for the Plan and copies of other communications sent to holders of our stock, including quarterly reports, annual reports, the notice of annual meeting, proxy statement and the information needed for reporting dividend income for federal income tax purposes.

Dividends on Fractional Shares

16.	Will I Receive Dividends on Fractions of Shares Held in My Account?

Yes. Dividends on all whole and fractional shares will be computed to the nearest cent, credited to your account, and reinvested in additional shares in accordance with your instructions on your Enrollment Form.

Certificates for Shares

17.	Will Certificates Be Issued for Stock Purchased Under the Plan?

Stock purchased under the Plan will be registered in the name of the Plan Agent (or its nominee), and certificates for such shares will not be issued to you unless requested. Instead, the number of shares credited to your account under the Plan will be shown on your statement. This service eliminates the need to safekeep certificates against loss, theft or destruction.

Certificates for any number of whole shares credited to your account will be issued at any time upon your request. You can use the tear off portion of your account statement or write a letter of instruction that can be mailed to the Plan Agent at the address shown in the response to Question 6. Certificates for fractions of shares will not be issued. Any remaining whole and fractional shares will continue to be held in the Plan. There is no fee for this service.

When certificates are issued to you, future dividends on these shares are treated in accordance with your instructions as indicated in your most recent Enrollment Form. However, if your account is reduced to zero as a result of the withdrawal of shares and you are not reinvesting the dividends on any shares owned by you of record, you are deemed to have withdrawn from the Plan.

An institution that is required by law to maintain physical possession of certificates must make a separate request for the issuance of certificates for each quarterly dividend.

18.	In Whose Name Will Certificates Be Registered When Issued?

Your account will be maintained in the name in which your certificates were registered at the time you entered the Plan. Consequently, certificates for whole shares will be similarly registered when issued at your request.

Sale, Transfer and Pledging of Shares

19.	What Happens When I Sell or Transfer All of the Shares Registered in My Name?

If you dispose of all of the common shares registered in your name, but you still have shares credited to your account under the Plan, the Plan Agent will continue to reinvest the dividends on those shares credited to your account, subject to termination of your participation (Questions 22-25).

20.	What Happens When I Sell or Transfer a Portion of the Shares Registered in My Name and Held For My Account Under the Plan?

If you are reinvesting the cash dividends on all of the common stock registered in your name and dispose of a portion of such shares, the dividends on the remaining shares registered in your name and those credited to your account will continue to be reinvested.

If you are reinvesting the cash dividends on less than all of the common stock registered in your name and you dispose of a portion of such shares, the Plan Agent will continue to reinvest the dividends on the same number of shares as originally authorized as long as you have at least that number of shares still registered in your name. You will be sent a check for the dividends on any remaining shares registered in your name.

21.	May Shares in a Plan Account Be Pledged or Assigned?

No. If you wish to pledge stock credited to your account, you must request that certificates for such shares be issued in your name.

Terminating Participation

22.	How Do I Terminate My Participation in the Plan?

You must contact the Plan Agent in order to terminate your participation. You may either choose to write a letter of instruction or fill out the tear off portion of your account statement. You may mail your request to the address shown in the response to Question 6.

Upon termination, the Plan Agent will issue a certificate for all whole shares held in your account under the Plan and a cash payment for any fraction of a share valued at market price as determined by the Plan Agent.

23.	When May I Terminate My Participation in the Plan?

You may terminate your participation in the Plan at any time by contacting the Plan Agent. If the Plan Agent receives the request to withdraw at least three business days before the record date, the dividend will be paid to you. If the Plan Agent receives the request to withdraw less than three business days prior to the record date, the dividend (or designated portion thereof) received in a timely fashion may be invested for your account and the Plan Agent would then terminate your account after the purchase date.

24.	May I Terminate the Reinvestment of Dividends on Shares Held in My Name and Still Remain in the Plan?

Yes. You may terminate the reinvestment of dividends paid on shares registered in your name and leave shares previously purchased for your account in the Plan. The dividends on all shares held in the Plan will be reinvested.

25.	May the Plan Agent Terminate My Interest in the Plan?

Yes. The Plan Agent may terminate your interest in the Plan by notice in writing to you. Upon termination, the Plan Agent must follow the procedures set forth in Question 22.

Other Information

26.	How Is My Account Handled When I Die?

The Plan Agent will hold your account and reinvest cash dividends as usual until there is contact from the legal representative of your estate. The legal representative can request transfer instructions from the Plan Agent. These same procedures will be followed in the event you are adjudicated incompetent.

27.	What Happens if Centra Issues a Stock Dividend, Declares a Stock Split, Issues Rights Certificates Pursuant To Our Rights Agreement or Has a Rights Offering?

Any whole or fractional shares issued in connection with a stock dividend or stock split by us on shares of common stock held in the Plan for your account will be credited to your account. Stock dividends or split shares issued on shares registered in your name will be mailed directly to you in the same manner as to shareholders who are not participating in the Plan.

28.	How Will My Shares Be Voted at Meetings of Shareholders?

For each meeting of shareholders, you will receive a proxy card that will enable you to vote all whole shares registered in your name, if any, as well as all whole shares credited to your account under the Plan and, if properly signed, will be voted as marked. As in the case of nonparticipating shareholders, if your proxy is not properly marked, all of your whole and fractional shares will be voted in accordance with the recommendations of our management. If the proxy card is not returned or returned unsigned, those shares will be voted only if you or your representative votes in person at the meeting.

29.	What Are the Federal Income Tax Consequences of Participation In the Plan?

Reinvestment of Dividends

If the shares purchased are newly issued shares, participants will be considered to have received a dividend for federal income tax purposes equal to the fair market value as of the investment date of the shares purchased with the reinvested dividends. If the shares are purchased through market transactions, participants will be treated as having received a dividend equal to the cash dividend paid by us increased by the amount of brokerage fees and charges paid to the agent by us. Those dividend amounts will become your basis in the shares purchased, and your holding period of those shares will begin on the day following the date of purchase.

Additional Information Applicable to Reinvestment of Dividends

The dividend income received by a corporate shareholder generally is eligible for a 70 percent dividends-received deduction under current federal tax laws.

You will not realize any taxable income upon the receipt of whole shares credited to your account, either upon your request for certificates or book-entry registration for those shares or upon withdrawal from or termination of the Plan. However, if you receive, upon withdrawal from or termination of the Plan, a cash payment for a fractional share credit in your account, you will be treated as having redeemed the fractional share of stock and accordingly will recognize gain or loss for tax purposes equal to the difference between the cash payment and your tax basis of that fractional share. You will realize gain or loss upon the sale or exchange of shares after withdrawal from the Plan. The amount of that gain or loss will be the difference between the amount which you receive for each whole share and your tax basis for the shares.

A participant’s (including a foreign shareholder) dividends that are subject to United States income tax withholding will have the amount of the tax to be withheld deducted from those dividends before reinvestment in additional shares for that participant’s Plan account. Statements confirming purchases made for those participants will indicate that tax has been withheld. Pursuant to Internal Revenue Service regulations, the amount of tax to be withheld will be determined by applying the applicable withholding rate to an amount equal to the sum of the amount of cash dividends that the participant would have received had the dividends been paid to the participant in cash plus brokerage fees and charges paid to the agent by us.

Tax Relief Act

The Jobs and Growth Tax Relief Reconciliation Act of 2003, or the Tax Relief Act, enacted on May 28, 2003, reduces the maximum rate of tax imposed on most dividends received by individuals from the higher marginal income tax rates to 15 percent (5 percent for individuals in the lower tax brackets and 0 percent for these taxpayers in 2008). This provision applies to dividends received in taxable years beginning after December 31, 2002 and before January 1, 2009. The Tax Relief Act is unclear about whether dividends representing brokerage fees and charges paid to the agent by us qualify for the reduced rates. In order to be eligible for the reduced rate described above, an individual shareholder must own our common stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Also, if an individual receives an “extraordinary dividend” within the meaning of Section 1059 of the Internal Revenue Code (i.e., a dividend which equals or exceeds 10 percent of the individual’s tax basis in our common stock) which is eligible for the reduced rate, any loss on a subsequent sale of the stock with respect to which such dividend is made is treated as a long-term capital loss to the extent of such dividend. For purposes of determining the amount of deductible investment interest, a dividend is treated as investment income only if the individual elects to treat the dividend as not eligible for the reduced rate. For sales and exchanges of capital assets on or after May 6, 2003 and before January 1, 2009, the Tax Relief Act also reduces the top individual tax rate on adjusted net capital gains from 20 percent (10 percent for individuals in the lower tax bracket) to 15 percent (5 percent for individuals in the lower tax brackets and 0 percent for these taxpayers in 2008).

The above is intended only as a general discussion for the current federal income tax consequences or participation in the Plan. You should consult your own tax advisors regarding the federal and state income tax consequences (including the effects of any changes in law) of your participation in the Plan.

30.	What Is the Plan Agent’s Responsibility under the Plan?

The Plan Agent in administering the Plan, will not be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim or liability arising out of any of the following:

•	the failure to terminate your account upon your death

•	the price or prices at which shares are purchased for your account

•	the times when such purchases are made

•	fluctuation in market value of our common stock

If we determine not to sell that number of shares required to invest funds available for investment and in the event that the Plan Agent is unable to purchase sufficient shares in market transactions to invest all available funds, the Plan Agent and Centra shall not be accountable for the inability to make purchases at such times. The Plan Agent will promptly mail to you a check payable to your order in the amount of any unapplied funds, without interest thereon.

31.	May the Plan Be Changed Or Discontinued?

We reserve the right to amend, suspend, modify or terminate the Plan in any manner and at any time. Notice will be sent to you of any suspension, material modification or termination. The Plan Agent reserves the right to resign at any time upon reasonable notice to us in writing. We may terminate the Plan Agent at any time upon like notice. Notice of any material amendment, modification, suspension or termination will be sent to you. Upon such notice, you shall in all events have the right to withdraw from the Plan.

32.	Who Interprets and Regulates the Plan?

We reserve the right, acting in good faith, to interpret and regulate the Plan as deemed desirable or necessary in connection with the Plan’s operations.

33.	What Law Governs the Terms and Conditions of the Plan?

The terms and conditions of the Plan and its operations are governed by the laws of the State of West Virginia, and to any federal laws regulating us or the Plan Agent.

Use of Proceeds

We propose to use the proceeds from the sale of our common stock pursuant to the Plan for general corporate purposes. We will not realize any proceeds from the purchase of shares in open market transactions pursuant to the Plan.

Description of Common Stock

General Rights

The articles of incorporation and bylaws of Centra govern Centra’s shareholders. Centra’s shareholders have the following rights:

•	Holders of stock are entitled to one vote for each share of stock and to receive pro rata any assets distributed to shareholders upon liquidation.

•	Shareholders do not have preemptive rights.

•	Shareholders have the right under West Virginia law to dissent from certain corporate transactions and to elect dissenters’ rights.

•	The board of directors may fill a vacancy of the board occurring during the course of the year, including a vacancy created by an increase in the number of directors.

Dividends and Dividend Rights

Centra stockholders are entitled to receive dividends when and as declared by the board of directors, subject to various regulatory restrictions. Dividends by Centra are dependent on the ability of Centra Bank to pay dividends to Centra. Dividends of Centra Bank are subject to the restrictions contained in W. Va. Code § 31A-4-25. That statute provides that not less than one-tenth part of the net profits of the preceding half-year (in the case of quarterly or semi-annual dividends) or the preceding two consecutive half-year periods (in the case of annual dividends) must be carried to a Bank’s surplus fund until the surplus fund equals the amount of its capital stock. Centra Bank has met this provision of the statute. The prior approval of the West Virginia Commissioner of Banking is required if the total of all dividends declared by a state bank in any calendar year will exceed the bank’s net profits for that year combined with its retained net profits for the preceding two years. The statute defines “net profits” as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets after deducting all current operating expenses, actual losses and all federal and state taxes.

Centra’s future cash dividends will depend on its consolidated earnings, general economic conditions, financial condition of its subsidiaries and other factors generally affecting dividend policy.

Voting Rights

All voting rights with respect to Centra are vested in the holders of Centra’s common stock. In the election of directors, the shareholders of Centra have the right to vote the number of shares owned by them for as many persons as there are directors to be elected, or to cumulate such shares and give a candidate as many votes as the number of directors to be elected multiplied by the number of shares they own, or to distribute them on the same principle among as many candidates as they may decide. For all other purposes, each share is entitled to one vote.

Preemptive Rights

The holders of common stock of Centra have no preemptive rights to subscribe to any additional securities which Centra may issue. If Centra should decide to issue any or all of these shares, the effect could be to dilute the percentage ownership of the shareholders.

Indemnification

Directors and officers of Centra or persons serving at the request of Centra as directors, officers, employees or agents of another corporation or organization (including any of its subsidiaries) are entitled to indemnification as provided in its articles of incorporation.

In general, indemnification is provided for reasonable costs and expenses, fees and reasonable payments in settlement, except in matters in which the person is adjudged to be liable for gross negligence, willful misconduct or criminal acts.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Anti-takeover Provisions

Centra’s articles of incorporation and bylaws contain the following antitakeover provisions:

•	Staggered Directors’ Terms. The directors of Centra are elected for staggered terms of three years with no more than one-third of the directors being elected in any one year. This provision has the effect of making it more difficult and time consuming for a shareholder who has acquired or controls a majority of Centra’s outstanding common stock to gain immediate control of the board of directors or otherwise disrupt Centra’s management.

•	Advance Notice for Director Candidates. Centra’s bylaws require that shareholders who intend to nominate candidates for election to the board of directors must give written notice at least 14 days prior to the date of any shareholders’ meeting called for the purpose of electing directors. The advance notice requirements in Centra’s bylaws affords the board of directors the opportunity to consider the qualifications of the proposed nominees and, to the extent necessary, to inform the shareholders about these qualifications.

•	80% Vote Required to Remove Directors. Centra’s articles of incorporation and bylaws provide that holders of at least 80% of the voting power of shares entitled to vote generally in the election of directors may remove a director. This provision in Centra’s articles and bylaws makes it more difficult for a third party to fill vacancies created by removal with its own nominees.

•	Centra’s Articles of Incorporation Contain Supermajority Provisions. The supermajority provisions in Centra’s articles of incorporation and bylaws provide that the affirmative vote of the holders of at least 80% of the outstanding shares of the voting stock of Centra will be required to amend or repeal articles of incorporation provisions dealing with the classification of the board of directors, director nominations, appointment to newly created directorships, vacancies of directors, removal of directs and business combinations by unsolicited and unapproved third parties.

Centra’s articles also require a two-thirds affirmative vote of the members of the board to amend the bylaws to change the principal office, change the number of directors, change the number of directors on the executive committee or make a substantial change in the duties of the chairman of the board of the directors and the president. The purpose of a supermajority requirement is to prevent a shareholder with a majority of Centra’s voting power from avoiding the requirements of the foregoing by simply repealing them.

•	Advance Notice Requirements for Shareholders Proposals. Centra’s bylaws require that a shareholder wishing to bring business before an annual meeting of shareholders must give 40 days’ advance notice to Centra. This advance notice requirement gives the board the opportunity to consider the shareholder’s proposal and to inform the other shareholders about the proposal and the board’s position regarding it. This provision could discourage a shareholder from bringing a matter before an annual meeting.

•	Fair Price Provision. Centra’s articles of incorporation contain what is known as a “fair price provision.” The fair price provision requires the approval of at least 80% of Centra’s shares entitled to vote to approve transactions with an interested shareholder except in cases where either (1) price criteria and procedural requirements are satisfied, or (2) a majority of Centra’s board of directors recommends the transaction to the shareholders. If the minimum price criteria and procedural requirements are met or the requisite approval of Centra’s board of directors are given, the normal requirements of West Virginia law would apply.

An “interested shareholder” is any person, other than Centra or any of its subsidiaries, who is, or who was within the two-year period immediately before the announcement of a proposed business combination, the beneficial owner of more than 10% of Centra’s voting power. It also includes any person who is an assignee of, or has succeeded to, any shares of voting stock in a transaction not involving a public offering which were at any time within the prior two-year period beneficially owned by interested shareholders. A “disinterested director” is any member of the board of directors of Centra who is not affiliated with an interested shareholder and who was a director of Centra prior to the time the interested shareholder became an interested shareholder. It also includes any successor to a disinterested director who is not affiliated with an interested shareholder and who was recommended by a majority of the disinterested directors then on the board.

Advantages of Centra’s Anti-takeover Provisions

The provisions discussed above may constitute defensive measures because they may discourage or deter a third party from attempting to acquire control of Centra. The purpose of these provisions is to discourage and to insulate the corporation against hostile takeover efforts which Centra’s board of directors might determine are not in the best interests of Centra and its shareholders. We believe that these provisions are reasonable precautions to ensure that a party seeking control will discuss its proposal with management.

Disadvantages of Centra’s Anti-takeover Provisions

The classification of the board of directors makes it more difficult to change directors because they are elected for terms of three years rather than one year, and at least two annual meetings instead of one are required to change a majority of the board of directors. Furthermore, because of the smaller number of directors to be elected at each annual meeting, holders of a minority of the voting stock may be in a less favorable position to elect directors through the use of cumulative voting. The supermajority provisions make it more difficult for shareholders to effect changes in the classification of directors.

The ability of the board of directors to issue additional shares of common and preferred stock also permits the board of directors to authorize issuance of the stock which may be dilutive and, in the case of preferred stock, which may affect the substantive rights of shareholders without requiring an additional shareholder vote.

Collectively, the provisions may be beneficial to management in a hostile takeover attempt, making it more difficult to effect changes, and at the same time, adversely affecting shareholders who might wish to participate in a takeover attempt.

Where You Can Find Additional Information

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. Additionally, we file annual, quarterly and current reports with the Securities and Exchange Commission. You can read and copy any document we file at the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549-5561. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s Web site is http://www.sec.gov.

You should rely only on the information contained in this prospectus. Centra has not authorized anyone to provide prospective investors with any different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date hereof, regardless of the time of the delivery of this prospectus or any sale of these securities.

Available Information.

We file reports and other information with the Securities and Exchange Commission (the “Commission”). You may read and copy that information at the public reference room of the Commission 100 F Street, N.E., Washington, D.C. 20549-5561. You may call the Commission at 1-800-SEC-0330 for more information about the public reference room. The Commission also maintains a Web site that contains reports and other information regarding issuers, like us, that file electronically with the Commission (http://www.sec.gov).

Incorporation by Reference

The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to documents on file with the Commission. We incorporate into this Prospectus the following documents that we have filed with the Commission pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2008, June 30, 2008, and September 30, 2008.

•	The description of common stock contained in our Form S-1 Registration Statement (File No. 333-93437) pertaining to our common stock filed, including any amendment or reports filed for the purpose of updating such description.

•	All documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of shares hereunder.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered without charge upon written or oral request a copy of any or all information that has been incorporated by reference into this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that the Prospectus incorporates). You may request copies by writing or telephone us at: 990 Elmer Prince Drive, P.O. Box 656, Morgantown, West Virginia 26507-0656; telephone number (304) 598-2000.

Forward-Looking Statements

Some of the statements made in the documents incorporated by reference in this Prospectus are forward-looking statements which are subject to uncertanties that could cause our actual results to differ materially from such statements. These uncertainties are described in our above-referenced Annual Report on Form 10-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update any of our forward-looking statements for any reason.

Legal Matters

The legality of the shares of common stock offered by this prospectus will be passed upon by Jackson Kelly PLLC, Charleston, West Virginia, counsel to Centra.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. The Plan is not available to any person to whom we may not legally offer it. The date of this prospectus is November 21, 2008. You should not assume that the information in this prospectus is still accurate as of any later date

INFORMATION ABOUT CENTRA FINANCIAL HOLDINGS, INC	1
DESCRIPTION OF THE PLAN	1
Purpose	2
Advantages and Disadvantages	2
Administration	2
Participation	2
Purchases	5
Reports to Participants	6
Dividends on Fractional Shares	6
Certificates for Shares	6
Sale, Transfer and Pledging of Shares	6
Terminating Participation	7
Other Information	7
USE OF PROCEEDS	9
DESCRIPTION OF COMMON STOCK	10
WHERE YOU CAN FIND ADDITIONAL INFORMATION	12

CENTRA FINANCIAL HOLDINGS, INC.

Dividend
Reinvestment
Plan

Common Stock

PROSPECTUS

Dated November 21, 2008